FILED BY INTERNATIONAL GAME TECHNOLOGY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: INTERNATIONAL GAME TECHNOLOGY

COMMISSION FILE NO. 001-10684

Town Hall Patti Hart and John Vandemore July 17th and 18th

Best-in-Class Offerings Across Client Spectr Lottery Operations • End-to-end lottery solutions • Instant ticket printing • Operation and management capabilities iGaming • Full fledged gaming platform, including poker, bingo, cas games and sports betting • Comprehensive CRm solution Video Lotteries • Manufacture and operation of video lottery terminals Content • Development of leading gaming content for distribution a multiple platforms Casinos • Manufactures and operates gaming machines and centra systems for casinos Social • Leading content distributed across mobile, retail and gam machines --Double Down is one of the largest social cas the world GTECH IGT

In Gaming Equipment 51% Interactive 12% Gaming Equipment 88% Gaming Equipment 29% Lotteries 56% Other 10% Interactive 5% Comprehensive Product Mix IGT GTECH Comb Total: $4,065m 63% of combined Total: $2,353m 37% of combined 2013A Revenue by Product (%) Note: Based on actual financials, calendarised as of December 2013. 2013 average EURUSD of 0.75 used. (1) Other includes land-based sports betting, printing and commercial services. (2) Includes IGT Interactive & Social and GTECH Interactive & Sports betting. (1)

US+Canada 27% International 16% Italy 57% US+Canada 79% International 21% Italy 36% International 18% Diversified Revenue Mix by Geograp Total: $4,065m 63% of combined Total: $2,353m 37% of combined Note: (1) Based on actual financials, calendarised as of December 2013. 2013 average EURUSD of 0.75 used IGT GTECH Comb 2013A Revenue by Geography1 (%)

World's leading end-to-end gaming compa 13,000 employees globally, operating in countries UK Headquarters - Operational headqua in Las Vegas, Providence, and Rome #306 on Fortune 500 List

Important Information for Investors and Securityholders This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitatio subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction purs proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain fa ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violati of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, te the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form S-4 or F-4, which will include the proxy statement of IGT that also co prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE P STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENT CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, G NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at w addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents file on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for docum the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for document SEC by NewCo). The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such r Participants in the Distribution IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation o the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information reg persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the prop transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prox statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’ Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, w with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements This press release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Ac concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions an as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the managem GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements m accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “futu “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking sta subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reli statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to applicable regulatory or securityholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the pr transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estim savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive fact industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consum proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new cus retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legis governmental regulations affecting the companies; international, national or local economic, social or political conditions that could a the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connectio parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoin the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time w financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update looking statements.